

Michigan Department of Labor & Economic Growth

Filing Endorsement

This is to Certify that the CERTIFICATE OF AMENDMENT - CORPORATION

for

BUCKEYE VENTURES, INC.

ID NUMBER: 366264

received by facsimile transmission on April 6, 2006 is hereby endorsed

Filed on April 6, 2006 by the Administrator.

The document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.

In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department, in the City of Lansing, this 6TH day of April, 2006.

, Director

Bureau of Commercial Services

Sent by Facsimile Transmission 06096